

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

<u>Via E-mail</u>
Robert M. Garst
Chief Executive Officer
Riverview Financial Corporation
200 Front St., PO Box B
Marysville, PA 17053

> **Re:** **Riverview Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 20, 2015**
> **File No. 333-201017**

Dear Mr. Garst:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Citizens' Directors and Executive Officers Have Financial Interests..., page 9

1. We note your response to prior comment 17 in our letter dated January 13, 2015, which indicates that Michael Paulman, a senior officer of Citizens, will be employed by Riverview post-merger. Please revise to disclose here, and elsewhere as appropriate, the information required by Item 18(a)(5)(i) of Form S-4 with respect to Mr. Paulman or tell us why you are not required to do so.

Unaudited Pro Forma Combined Financial Information, page 13

2. Please revise footnote 10 to these financial statements to provide a reconciliation of the amounts disclosed therein to the pro forma adjustment reflected in the pro forma financial statements.

3.   Please revise to delete the presentation of combined EPS and combined weighted average shares outstanding as these measures are not contemplated by US GAAP.

Riverview's Reasons for the Merger, page 31

4.   Please confirm, with a view towards revised disclosure, whether you have disclosed the information required by Item 18(a)(7) of Form S-4 with respect to both Messrs. Walters and Paulman or tell us why you are not required to do so. If applicable, please revise the first bullet on page 32.

Riverview and Citizens Unaudited Prospective Financial Information, page 43

5.   You can explain what the limitations of the projections are, but you cannot disclaim responsibility for them. Please revise the last two paragraphs, respectively, on page 43 to delete the following statements:
   •   "None of Riverview, Citizens nor their respective affiliates assumes any responsibility for the accuracy of the Riverview Projections or the Citizens projections;" and
   •   "None of Riverview, Citizens nor any of their financial advisors nor any of their affiliates assumes any responsibility for the validity, accuracy or completeness of the prospective information...."

The Merger Agreement, page 49

6.   We note your revised disclosure in response to prior comments 23 and 24 in our letter dated January 13, 2015. In light of your revised disclosure stating that none of the confidential disclosures "materially alter" the representations and warranties made in the merger agreement, please remove the statement that such confidential disclosures "are subject to standards of materiality as described [in the merger agreement], which may differ from those applicable to investors," which appears confusing. Make corresponding revisions to similar statements contained elsewhere in the prospectus, as appropriate.

Financial Statements of Citizens National Bank of Meyersdale, beginning on page F-85

7.   Please refer to prior comment 38 and provide us your analysis prepared under Rule 8.04.b of Regulation S-X that was used to determine the periods for which financial statements of Citizens are required to be presented in this registration statement. We remind you that in cases of losses, absolute values are to be used in the calculation of the income test.

Exhibits

Exhibit 2.1

8.   We are unable to locate the CNB Affiliate Letter, in the form attached as Exhibit A to the Merger Agreement. Refer to the third paragraph on page 1 of the Merger Agreement. Please advise.

Exhibits 99.3 and 99.4

9.   Our records show that the filing number for this registration statement is 333-201017 rather than 333-20107, as referenced in exhibits 99.3 and 99.4. In addition, you have not dated these consents. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ David Lin for

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Kimberly J. Decker, Esq.